SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
QUARTERLY REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 09/30/2009

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	3	07/01/2009	09/30/2009	1	04/01/2009	06/30/2009
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Benedito Alfredo Baddini Blanc					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 964.173.908-53

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 09/30/2009	2 - PRIOR QUARTER 06/30/2009	3 - SAME QUARTER PRIOR YEAR 09/30/2008
Paid-up Capital
1 – COMMON	114,460	114,460	113,051
2 – PREFERRED	228,504	228,504	225,688
3 – TOTAL	342,964	342,964	338,739
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	02/10/2009	5,612,243	58,974	Additional-paid-in capital	4,224	13.960000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

02.01 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	09/30/2009	06/30/2009
1	Total Assets	4,873,194	4,754,267
1.01	Current Assets	329,383	326,063
1.01.01	Cash and Cash Equivalents	154,517	168,855
1.01.01.01	Cash	62,307	29,320
1.01.01.02	Cash Equivalents	92,210	139,535
1.01.02	Accounts Receivable	36,771	27,771
1.01.02.01	Customers	15,803	9,665
1.01.02.01.01	Trade Accounts Receivable	31,064	21,213
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(2,726)	(1,958)
1.01.02.01.03	Deferred Revenues	(12,535)	(9,590)
1.01.02.02	Several Credits	20,968	18,106
1.01.02.02.01	Related Parties	20,968	18,106
1.01.03	Inventories	3,232	2,296
1.01.04	Others	134,863	127,141
1.01.04.01	Recoverable Taxes	7,044	3,430
1.01.04.02	Prepaid Expenses	3,587	3,330
1.01.04.03	Other Current Assets	1,764	1,464
1.01.04.04	Programming Receivables from Subsidiaries	71,486	68,854
1.01.04.05	Interest on Shareholder’s Equity Capital	50,982	50,063
1.02	Non - Current Assets	4,543,811	4,428,204
1.02.01	Several non - Current Assets	73,976	61,775
1.02.01.01	Several Credits	11,962	11,731
1.02.01.01.01	Judicial Deposits	11,962	11,731
1.02.01.01.02	Prepaid Expenses	-	-
1.02.01.02	Credits with Subsidiaries	30,469	22,993
1.02.01.02.01	Credits with Subsidiaries	3,644	2,305
1.02.01.02.02	Credits with Subsidiaries	26,825	20,688
1.02.01.02.03	Credits with Others Subsidiaries	-	-
1.02.01.03	Others	31,545	27,051
1.02.01.03.01	Recoverable Taxes	31,357	26,992
1.02.01.03.02	Other Current Assets	188	59
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-
1.02.02	Fixed Assets	4,469,835	4,366,429
1.02.02.01	Investments	2,266,469	2,239,695
1.02.02.01.01	Investments in Subsidiaries	-	-
1.02.02.01.02	Investments in Subsidiaries – Goodwill	-	-
1.02.02.01.03	Participation on Subsidiaries	2,231,895	2,205,133
1.02.02.01.04	Participation on Subsidiaries – Goodwill	-	-
1.02.02.01.05	Other Investments	34,574	34,562
1.02.02.02	Property, Plant and Equipment	161,255	101,896
1.02.02.03	Intangible	2,042,111	2,024,838
1.02.02.04	Deferred	-	-

		Parent Company
Account	Description	09/30/2009	06/30/2009
2	Total Liabilities	4,873,194	4,754,267
2.01	Current Liabilities	331,353	273,252
2.01.01	Loans and Financing	18,993	10,650
2.01.02	Debentures	17,596	3,898
2.01.03	Accounts Payable – Suppliers	98,142	87,992
2.01.04	Taxes and Contributions Payable	17,422	7,322
2.01.04.01	Sales Tax Payable	13,221	5,662
2.01.04.02	Income Tax Payable	4,201	1,660
2.01.05	Dividends Payable	-	-
2.01.06	Provisions	40,408	31,853
2.01.06.01	Payroll and Related Charges	40,408	31,853
2.01.07	Related Parties	37,768	54,893
2.01.08	Others	101,024	76,644
2.01.08.01	Accounts Payable Copyright - ECAD	4,155	2,460
2.01.08.02	Accounts Payable – Company Acquisition	-	-
2.01.08.03	Accounts and Expenses Payable	29,417	18,803
2.01.08.04	Accounts Payable – Swap	67,452	55,381
2.02	Non Current Liabilities	1,441,469	1,626,275
2.02.01	Long-Term Liability	1,441,469	1,626,275
2.02.01.01	Loans and Financing	624,153	685,195
2.02.01.02	Debentures	576,544	578,009
2.02.01.03	Provisions	-	-
2.02.01.03.01	Programming Payable	-	-
2.02.01.04	Related Parties	3,861	33,889
2.02.01.04.01	Credits with Subsidiaries	2,206	2,146
2.02.01.04.02	Related Parties – Shareholders	-	-
2.02.01.04.03	Related Parties – Subsidiaries	1,655	31,743
2.02.01.04.04	Related Parties – Subsidiaries	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Others	236,911	329,182
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-
2.02.01.06.02	Provision for Contingencies	191,434	292,114
2.02.01.06.03	Deferred Income Taxes	-	-
2.02.01.06.04	Deferred Income	6,130	3,579
2.02.01.06.05	Provisions and Other Accounts Payable	39,347	33,489
2.03	Deferred Income	-	-
2.05	Shareholders Equity	3,100,372	2,854,740
2.05.01	Capital	5,599,320	5,599,320
2.05.02	Capital Reserve	153,168	153,168
2.05.02.01	Special Goodwill Reserve	89,521	89,521
2.05.02.02	Premium Debentures Issue	54,945	54,945

Parent Company
Account	Description	09/30/2009	06/30/2009
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-
2.05.04	Profit Reserves	-	-
2.05.04.01	Legal Reserve	-	-
2.05.04.02	Statutory Reserve	-	-
2.05.04.03	Contingencies Reserve	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Retained Earnings	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Adjustments Evaluation Equity	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(2,652,116)	(2,897,748)
2.05.07	Advance for Future Capital Increase	-	-

03.01 – Statements of Income Years ended June 30, 2009 and 2008 (In thousands of Reais)

		Parent Company
Account	Description	07/01/2009 thru 09/30/2009	01/01/2009 thru 09/30/2009	07/01/2008 thru 09/30/2008	01/01/2008 thru 09/30/2008
3.01	Gross Revenue	96,119	284,239	34,405	123,800
3.02	Taxes and Other Revenue Deductions	(19,825)	(54,929)	(5,738)	(18,950)
3.03	Net Revenues	76,294	229,310	28,667	104,850
3.04	Cost Services	(33,801)	(78,983)	(6,190)	(13,289)
3.05	Gross Profit	42,493	150,327	22,477	91,561
3.06	Operating Expenses / Income	203,152	306,663	(85,296)	(92,282)
3.06.01	Selling Expenses	(19,107)	(51,288)	(2,369)	(3,667)
3.06.02	General and Administrative	(19,031)	(71,420)	(15,448)	(111,898)
3.06.02.01	General and Administrative Expenses	(12,378)	(53,236)	(9,872)	(96,092)
3.06.02.02	Depreciation and Amortization	(6,653)	(18,184)	(5,576)	(15,806)
3.06.03	Financial	117,612	118,693	(128,497)	(152,656)
3.06.03.01	Financial Income	3,441	14,245	14,234	23,369
3.06.03.02	Financial Expense	114,171	104,448	(142,731)	(176,025)
3.06.04	Other Operating Income	48	(1,977)	956	213
3.06.05	Other Operating Expense	(2,517)	(3,660)	(30,482)	(91,470)
3.06.05.01	Goodwill and Investments Amortization	(2,517)	(3,660)	(30,482)	(91,470)
3.06.05.02	Other	-	-	-	-
3.06.06	Equity on Investees	126,147	316,315	90,544	267,196
3.06.06.01	Equity on Investees	-	-	88,908	267,196
3.06.06.02	Provision for Losses on Investments	-	-	1,636	-
3.07	Operating Income	245,645	456,990	(62,819)	(721)
3.08	Non Operating Income/(Losses)	-	-	-	-
3.08.01	Non Operating Income	-	-	-	-
3.08.02	Non Operating Losses	-	-	-	-
3.09	Income Before Income Tax	245,645	456,990	(62,819)	(721)
3.10	Income Tax Expenses	(13)	(15)	-	-
3.11	Deferred Income Taxes	-	-	-	-
3.12	Participations/Contributions of Profit	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.02	Contribution	-	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-	-
3.15	Net Income (Loss) for the Year	245,632	456,975	(62,819)	(721)
	Numbers of Shares (Thousands)	342,964	342,964	338,739	338,739
	Earnings per Share ( Reais )	0.71620	1.33243
	Loss per Share ( Reais )			(0.18545)	(0.00213)

04.01 Statements of Cash Flows

			Parent Company
Account	Description	07/01/2009 thru 09/30/2009	01/01/2009 thru 09/30/2009	07/01/2008 thru 09/30/2008	01/01/2008 thru 09/30/2008
4.01	Net Cash Provided by Operating Activities	48,172	211,266	60,059	95,028
4.01.01	Cash Generated in Operations	13,425	56,248	23,561	9,546
4.01.01.01	Net Income (Loss) for the Year	245,632	456,975	(62,819)	(721)
4.01.01.02	Equity on Investees	(126,147)	(316,315)	(90,544)	(267,196)
4.01.01.03	Interest Expense and Exchange Variance/Net Monetary	(60,068)	(191,459)	117,763	95,461
4.01.01.04	Loan Interest Expense	29,797	100,799	34,534	82,100
4.01.01.05	Gain/(Loss) Hedge Instruments	35,180	99,869	(10,883)	651
4.01.01.06	Capital Loss in Investments	-	-	-	-
4.01.01.07	Depreciation and Amortization	13,217	30,843	36,706	108,582
4.01.01.08	Interest Own Share No Settled	-	-	-	-
4.01.01.09	Minority Interest	-	-	-	-
4.01.01.10	Deferred Income Taxes	-	-	-	-
4.01.01.11	Write off and Disposal of Assets, net	(119)	14	601	873
4.01.01.12	Provision for Contingencies	(124,067)	(124,478)	(1,797)	(10,204)
4.01.02	Variations in Assets and Liabilities	34,747	155,018	36,498	85,482
4.01.02.01	(Increase) Decrease in Receivables	(3,724)	(8,240)	(63)	(63)
4.01.02.02	(Increase) Decrease in Inventory and Other Receivables	(37)	160	125	215
4.01.02.03	(Increase) Decrease in Recoverable Taxes	(2,875)	2,878	(4,402)	(7,464)
4.01.02.04	Decrease Receivable Dividends	-	-	-	-
4.01.02.05	(Increase) Decrease in Other Assets	74,110	322,670	39,973	69,440
4.01.02.06	(Increase) Decrease Prepaid Expenses	214	(1,787)	876	(10,993)
4.01.02.07	Increase (Decrease) Suppliers and Programmers	2,766	(17,716)	(673)	(614)
4.01.02.08	Increase (Decrease) in Fiscal Obligations	4,901	(197)	(278)	(330)
4.01.02.09	Increase (Decrease) Payroll and Related Charges	10,709	3,829	(2,008)	27,479
4.01.02.10	Increase (Decrease) Provision and Other Accounts Payable	(51,317)	(146,579)	2,948	7,812
4.01.03	Others	-	-	-	-
4.02	Net cash used in Investing Activities	(23,685)	(163,809)	(14,751)	(19,229)
4.02.01	Investments Acquisition	(4,391)	(159,139)	(380)	(1,307)
4.02.02	Acquisition Fixed Assets, Intangible and Deferred Charges	(22,025)	(49,893)	(14,388)	(24,776)
4.02.03	Sale Permanent Assets	8	9	17	34
4.02.04	Net Cash Acquired From Acquisition of Subsidiaries	2,723	45,214	-	6,820
4.03	Net Cash Provided in Financing Activities	(38,825)	(82,269)	(6,915)	265,245
4.03.01	Addition Loans and Financing	129	919	-	-
4.03.02	Payments Loans and Financing	(7,802)	(82,318)	(6,439)	(52,374)
4.03.03	Addition Related Parties	409,028	838,715	94,872	629,248
4.03.04	Payments Related Parties	(440,180)	(839,585)	(95,348)	(311,629)
4.03.05	Capital Increase and Goodwill Share Issued	-	-	-	-
4.04	Exchange Rate on Cash and Cash Equivalents	-	-	-	-
4.05	Increase (Decrease) of Cash and Cash Equivalents	(14,338)	(34,812)	38,393	341,044
4.05.01	Cash and Cash Equivalents at Beginning of the Year	168,855	189,329	388,137	85,486
4.05.02	Cash and Cash Equivalents at end of the Year	154,517	154,517	426,530	426,530

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 07/01/2009 09/30/2009

Parent Company
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance Begining	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740
5.02	Prior Year Adjustments	-	-	-	-	-	-	-
5.03	Balance Adjusted	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740
5.04	Gain / Loss Period	-	-	-	-	245,632	-	245,632
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest Own Share	-	-	-	-	-	-	-
5.05.03	Other Destinations	-	-	-	-	-	-	-
5.06	Realization Profits Reserve	-	-	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease Stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury Stocks	-	-	-	-	-	-	-
5.11	Other Capital Transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Closing Balance	5,599,320	153,168	-	-	(2,652,116)		- 3,100,372

05.02 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2009 09/30/2009

Parent Company
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance Begining	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.02	Prior Year Adjustments	-	-	-	-	-	-	-
5.03	Balance Adjusted	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.04	Gain / Loss Period	-	-	-	-	456,975	-	456,975
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest Own Share	-	-	-	-	-	-	-
5.05.03	Other Destinations	-	-	-	-	-	-	-
5.06	Realization Profits Reserve	58,974	(58,974)	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease Stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury Stocks	-	-	-	-	-	-	-
5.11	Other Capital Transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Closing Balance	5,599,320	153,168	-	-	(2,652,116)		- 3,100,372

08.01 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	09/30/2009	06/30/2009
1	Total Assets	6,411,151	6,152,080
1.01	Current Assets	1,156,894	984,635
1.01.01	Cash and Cash Equivalents	595,864	536,991
1.01.01.01	Cash	146,983	119,293
1.01.01.02	Cash Equivalents	448,881	417,698
1.01.02	Accounts Receivable	250,800	201,082
1.01.02.01	Customers	232,063	185,855
1.01.02.01.01	Trade Accounts Receivable	469,689	442,465
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(39,235)	(52,137)
1.01.02.01.03	Deferred Revenues	(198,391)	(204,473)
1.01.02.02	Several Credits	18,737	15,227
1.01.02.02.01	Related Parties	18,737	15,227
1.01.03	Inventories	54,518	53,909
1.01.04	Others	255,712	192,653
1.01.04.01	Recoverable Taxes	215,597	149,133
1.01.04.02	Prepaid Expenses	29,406	29,262
1.01.04.03	Other Current Assets	10,709	14,258
1.01.04.04	Programming Receivables from Subsidiaries	-	-
1.01.04.05	Interest on Shareholder’s Equity Capital	-	-
1.02	Non - Current Assets	5,254,257	5,167,445
1.02.01	Several non - Current Assets	381,001	388,868
1.02.01.01	Several Credits	23,844	21,729
1.02.01.01.01	Judicial Deposits	23,058	20,917
1.02.01.01.02	Prepaid Expenses	786	812
1.02.01.02	Credits with Subsidiaries	-	-
1.02.01.02.01	Credits with Subsidiaries	-	-
1.02.01.02.02	Credits with Subsidiaries	-	-
1.02.01.02.03	Credits with Others Subsidiaries	-	-
1.02.01.03	Others	357,157	367,139
1.02.01.03.01	Recoverable Taxes	353,461	363,487
1.02.01.03.02	Other Current Assets	3,696	3,652
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-
1.02.02	Fixed Assets	4,873,256	4,778,577
1.02.02.01	Investments	2,498	2,498
1.02.02.01.01	Investments in Subsidiaries	-	-
1.02.02.01.02	Participation on Subsidiaries	-	-
1.02.02.01.03	Other Investments	2,498	2,498
1.02.02.01.06	Investment in Subsidiary Company - Goodwill	-	-
1.02.02.02	Property, Plant and Equipment	2,587,837	2,507,666
1.02.02.03	Intangible	2,280,449	2,265,454
1.02.02.04	Deferred	2,472	2,959

		Consolidated
Account	Description	09/30/2009	06/30/2009
2	Total Liabilities	6,411,151	6,152,080
2.01	Current Liabilities	1,025,771	873,342
2.01.01	Loans and Financing	78,137	64,329
2.01.02	Debentures	17,596	3,898
2.01.03	Accounts Payable – Suppliers	381,010	362,320
2.01.04	Taxes and Contributions Payable	227,432	172,177
2.01.04.01	Sales Tax Payable	123,977	104,266
2.01.04.02	Income Tax Payable	103,455	67,911
2.01.05	Dividends Payable	-	-
2.01.06	Provisions	162,776	127,988
2.01.06.01	Payroll and Related Charges	162,776	127,988
2.01.07	Related Parties	-	-
2.01.07.01	Stockholder Account Payable	-	-
2.01.07.02	Related Parties – Subsidiaries	-	-
2.01.08	Others	158,820	142,630
2.01.08.01	Accounts Payable Copyright - ECAD	57,640	51,330
2.01.08.02	Accounts Payable – Company Acquisition	-	-
2.01.08.03	Accounts and Expenses Payable	33,728	35,919
2.01.08.04	Accounts Payable – Swap	67,452	55,381
2.02	Non Current Liabilities	2,285,008	2,423,998
2.02.01	Long-Term Liability	2,285,008	2,423,998
2.02.01.01	Loans and Financing	953,953	1,011,080
2.02.01.02	Debentures	576,544	578,009
2.02.01.03	Provisions	-	-
2.02.01.03.01	Programming Payable	-	-
2.02.01.04	Related Parties	-	-
2.02.01.04.01	Credits with Subsidiaries	-	-
2.02.01.04.02	Related Parties – Shareholders	-	-
2.02.01.04.03	Related Parties – Subsidiaries	-	-
2.02.01.04.04	Related Parties – Subsidiaries	-	-
2.02.01.05	Advance for Future Capital Increase	-	-
2.02.01.06	Others	754,511	834,909
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-
2.02.01.06.02	Provision for Contingencies	591,047	689,144
2.02.01.06.03	Deferred Income Taxes	-	-
2.02.01.06.04	Deferred Income	118,848	105,895
2.02.01.06.05	Provisions and Other Accounts Payable	44,616	39,870
2.03	Deferred Income	-	-
2.04	Minority Shareholders'	-	-
2.05	Shareholders Equity	3,100,372	2,854,740
2.05.01	Capital	5,599,320	5,599,320

Consolidated
Account	Description	09/30/2009	06/30/2009
2.05.02	Capital Reserve	153,168	153,168
2.05.02.01	Special Goodwill Reserve	89,521	89,521
2.05.02.02	Premium Debentures Issue	54,945	54,945
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-
2.05.04	Profit Reserves	-	-
2.05.04.01	Legal Reserve	-	-
2.05.04.02	Statutory Reserve	-	-
2.05.04.03	Contingencies Reserve	-	-
2.05.04.04	Unrealized Profits	-	-
2.05.04.05	Retained Earnings	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Adjustments Evaluation Equity	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(2,652,116)	(2,897,748)
2.05.07	Advance for Future Capital Increase	-	-

09.01 – Statements of Income Years ended June 30, 2009 and 2008 (In thousands of Reais)

		Consolidated
Account	Description	07/01/2009 thru 09/30/2009	01/01/2009 thru 09/30/2009	07/01/2008 thru 09/30/2008	01/01/2008 thru 09/30/2008
3.01	Gross Revenue	1,569,414	4,449,967	1,262,436	3,510,813
3.02	Taxes and Other Revenue Deductions	(374,072)	(1,071,271)	(314,486)	(842,230)
3.03	Net Revenues	1,195,342	3,378,696	947,950	2,668,583
3.04	Cost Services	(719,998)	(2,029,626)	(564,361)	(1,568,475)
3.05	Gross Profit	475,344	1,349,070	383,589	1,100,108
3.06	Operating Expenses / Income	(186,446)	(765,017)	(404,938)	(978,384)
3.06.01	Selling Expenses	(128,201)	(380,224)	(133,502)	(313,040)
3.06.02	General and Administrative	(149,688)	(437,400)	(120,390)	(398,139)
3.06.02.01	General and Administrative Expenses	(134,451)	(392,071)	(107,453)	(360,949)
3.06.02.02	Depreciation and Amortization	(15,237)	(45,329)	(12,937)	(37,190)
3.06.03	Financial	113,315	106,544	(113,773)	(135,591)
3.06.03.01	Financial Income	20,772	65,715	35,416	75,226
3.06.03.02	Financial Expense	92,543	40,829	(149,189)	(210,817)
3.06.04	Other Operating Income	(19,355)	(50,277)	760	(17,375)
3.06.05	Other Operating Expense	(2,517)	(3,660)	(38,033)	(114,239)
3.06.05.01	Goodwill and Investments Amortization	(2,517)	(3,660)	(38,033)	(114,239)
3.06.05.02	Other	-	-	-	-
3.06.06	Equity on Investees	-	-	-	-
3.06.06.01	Equity on Investees	-	-	-	-
3.06.06.02	Provision for Losses on Investments	-	-	-	-
3.07	Operating Income	288,898	584,053	(21,349)	121,724
3.08	Non Operating Income/(Losses)	-	-	-	-
3.08.01	Non Operating Income	-	-	-	-
3.08.02	Non Operating Losses	-	-	-	-
3.09	Income Before Income Tax	288,898	584,053	(21,349)	121,724
3.10	Income Tax Expenses	(39,103)	(105,735)	(20,816)	(60,800)
3.11	Deferred Income Taxes	(4,163)	(21,343)	(20,654)	(61,645)
3.12	Participations/Contributions of Profit	-	-	-	-
3.12.01	Participation	-	-	-	-
3.12.02	Contribution	-	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-	-
3.14	Minority Shareholders'	-	-	-	-
3.15	Net Income (Loss) for the Year	245,632	456,975	(62,819)	(721)
	Numbers of Shares (Thousands)	342,964	342,964	338,739	338,739
	Earnings per Share ( Reais )	0.71620	1.33243
	Loss per Share ( Reais )			(0.18545)	(0.00213)

10.01 Statements of Cash Flows

		Consolidated
Account	Description	07/01/2009 thru 09/30/2009	01/01/2009 thru 09/30/2009	07/01/2008 thru 09/30/2008	01/01/2008 thru 09/30/2008
4.01	Net Cash Provided by Operating Activities	308,067	723,988	332,948	814,569
4.01.01	Cash Generated in Operations	306,971	871,444	249,652	676,067
4.01.01.01	Net Income (Loss) for the Year	245,632	456,975	(62,819)	(721)
4.01.01.02	Equity on Investees	-	-	-	-
4.01.01.03	Interest Expense and Exchange Variance/ Net Monetary	(56,185)	(176,639)	124,100	111,569
4.01.01.04	Loan Interest Expense	38,861	128,081	43,618	106,086
4.01.01.05	Gain/(Loss) Hedge Instruments	35,180	99,869	(10,883)	651
4.01.01.06	Capital Loss in Investments	-	-	-	-
4.01.01.07	Depreciation and Amortization	146,661	415,166	155,072	445,690
4.01.01.08	Interest Own Share no Settled	-	-	-	-
4.01.01.09	Minority Interest	-	-	-	-
4.01.01.10	Deferred Income Taxes	4,163	21,343	20,654	61,645
4.01.01.11	Write off and Disposal of Assets, net	(1,164)	8,358	(5,332)	(3,973)
4.01.01.12	Provision for Contingencies	(106,177)	(81,709)	(14,758)	(44,880)
4.01.02	Variations in Assets and Liabilities	1,096	(147,456)	83,296	138,502
4.01.02.01	(Increase) Decrease in Receivables	(46,206)	(60,118)	(1,295)	(20,718)
4.01.02.02	(Increase) Decrease in Inventory and Other Receivables	(608)	7,471	4,520	9,474
4.01.02.03	(Increase) Decrease in Recoverable Taxes	(61,134)	(42,807)	(20,428)	(12,107)
4.01.02.04	Decrease Receivable Dividends	-	-	-	-
4.01.02.05	(Increase) Decrease in Other Assets	(2,717)	(454)	36,334	9,138
4.01.02.06	(Increase) Decrease Prepaid Expenses	(117)	(4,945)	(736)	(12,569)
4.01.02.07	Increase (Decrease) Suppliers and Programmers	18,690	(67,371)	22,986	16,690
4.01.02.08	Increase (Decrease) in Fiscal Obligations	55,787	33,625	25,708	34,769
4.01.02.09	Increase (Decrease) Payroll and Related Charges	39,922	20,000	27,326	46,357
4.01.02.10	Increase (Decrease) Provision and Other Accounts Payable	(2,521)	(32,857)	(11,119)	67,468
4.01.03	Others	-	-	-	-
4.02	Net Cash Used in Investing Activities	(241,834)	(799,624)	(261,199)	(629,014)
4.02.01	Investments Acquisition	(3,891)	(98,515)	(1,964)	(2,891)
4.02.02	Acquisition Fixed Assets, Intangible and Deferred Charges	(238,515)	(703,198)	(260,213)	(627,503)
4.02.03	Sale Permanent Assets	572	1,305	978	1,380
4.02.04	Net Cash Acquired from Acquisition of Subsidiaries	-	784	-	-
4.03	Net Cash Provided in Financing Activities	(7,360)	(65,380)	17,062	300,627
4.03.01	Addition Loans and Financing	21,570	73,870	31,470	58,958
4.03.02	Payments Loans and Financing	(28,930)	(139,250)	(14,408)	(77,851)
4.03.03	Addition Related Parties	-	-	-	319,520
4.03.04	Payments Related Parties	-	-	-	-
4.03.05	Capital Increase and Goodwill Share Issued	-	-	-	-
4.04	Exchange Rate on Cash and Cash Equivalents	-	-	-	-
4.05	Increase (Decrease) of Cash and Cash Equivalents	58,873	(141,016)	88,811	486,182
4.05.01	Cash and Cash Equivalents at Beginning of the Year	536,991	736,880	966,977	569,606
4.05.02	Cash and Cash Equivalents at end of the Year	595,864	595,864	1,055,788	1,055,788

11.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 07/01/2009 09/30/2009

Consolidated
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance Beginning	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740
5.02	Prior Year Adjustments	-	-	-	-	-	-	-
5.03	Balance Adjusted	5,599,320	153,168	-	-	(2,897,748)	-	2,854,740
5.04	Gain / Loss Period	-	-	-	-	245,632	-	245,632
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own Share	-	-	-	-	-	-	-
5.05.03	Other Destinations	-	-	-	-	-	-	-
5.06	Realization Profits Peserve	-	-	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease Stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury Stocks	-	-	-	-	-	-	-
5.11	Other Capital Transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Closing Balance	5,599,320	153,168	-	-	(2,652,116)	-	3,100,372

11.02 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2009 09/30/2009

Consolidated
Account	Description	Capital	Capital Reserve	Revaluation Reserve	Profit Reserves	Retained Earnings/ Accumulate d Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance Begining	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.02	Prior Year Adjustments	-	-	-	-	-	-	-
5.03	Balance Adjusted	5,540,346	212,142	-	-	(3,109,091)	-	2,643,397
5.04	Gain / Loss Period	-	-	-	-	456,975	-	456,975
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest Own Share	-	-	-	-	-	-	-
5.05.03	Other Destinations	-	-	-	-	-	-	-
5.06	Realization Profits Reserve	58,974	(58,974)	-	-	-	-	-
5.07	Adjustments Evaluation Equity	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease Stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury Stocks	-	-	-	-	-	-	-
5.11	Other Capital Transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Closing Balance	5,599,320	153,168	-	-	(2,652,116)	-	3,100,372

06.01 NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Operational and financial context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or acquire equity interest in the capital stock of other Companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, providing other telecommunication services, in any other type of signal distribution of any type, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

During the quarter ended on September 30, 2009, there were no changes in equity held in companies, except for the subsidiaries Antenas Comunitárias Brasileiras Ltda., Televisão a Cabo Criciúma Ltda., Net Arapongas Ltda., Net Londrina Ltda., Net Maringá Ltda. and 614 TVG Guarulhos S.A., that were absorbed with an asset base comprising the following:

Assets	Antenas	Televisão
	Comunitárias	a Cabo	Net	Net	Net	Net
	Brasileiras	Criciúma	Arapongas	Londrina	Maringá	Guarulhos	Total

Current Assets	2,866	898	445	4,971	3,317	7,384	19,881
Long-term Assets	28,592	754	12	8,859	87	4,459	42,763
Investments	-	3	7	-	1	-	11
Property, Plant and	694	3,470	2,221	16,389	10,597	23,208	56,579
Equipment
Intangible	24	108	42	547	309	5,957	6,987

Non-Current Assets	29,310	4,335	2,282	25,795	10,994	33,624	106,340

Total assets	32,176	5,233	2,727	30,766	14,311	41,008	126,221

Liabilities
Current liabilities	7,641	3,727	1,669	12,760	3,857	15,413	45,067
Non-current liabilities	6,418	967	154	3,422	812	14,392	26,165

Net asset base
	18,117	539	904	14,584	9,642	11,203	54,989

Total liabilities	32,176	5,233	2,727	30,766	14,311	41,008	126,221

1. Operational and financial context – Continued

On April 22, 2009, through Resolution No. 528, Anatel (regulatory agency) prohibited pay-television providers from charging subscribers for more than one outlet per household. The resolution states that only specific events, such as installation, repair of the internal network and of the converters and decoders of the signal or similar equipment could be charged by operators of cable TV. An injunction was granted by the Federal Court of Brasilia, through the “Associação Brasileira de TV por Assinatura”, or the ABTA (The Brazilian Pay TV Association), allowing the Company to continue charging the additional outlets. During the quarter ended September 30, 2009 the injunction obtained by ABTA relating to extra outlet was revoked by the Federal Court of Brasilia. However, Management is not expecting a material impact on the Company’s operating activities, once the actual sales model applied consists in charge the customers by the rental of the equipments and installation fee per outlet as provided for in this resolution.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores (CNMV), which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly information of the Company includes the additional requirements of BOVESPA. Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of Law No. 6404/76, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

Aiming at meeting needs for information on markets in which it operates, the Company prepares its quarterly information in accordance with accounting principles generally accepted in the United States of America (USGAAP), which is disclosed at the same time as its corporate financial statements.

2. Preparation basis and presentation of the financial statements

Statements for the quarterly information were compiled on the basis of the same accounting practices as those used for the financial statements covering the period ended December 31, 2008, which must be read together with the quarterly information. Earnings for the 9-months periods ended on September 30, 2009 are not necessarily indicative of those to be expected for the full year 2009.

The Company's management authorized conclusion of the preparation of the quarterly information on October 20, 2009.

In accordance with CVM Ruling No. 565 of December 17, 2008, which approved the accounting pronouncement CPC 13 – Initial Adoption of Law No. 11638/07 and Provisional Measure No. 449/08, the Company determined the date of transition for the adoption of new accounting practices as December 31, 2007.

On the initial adoption of Law No. 11638/07 and Provisional Measure No. 449/08, there were no changes in accounting practices for which retrospective application would be required.

The Company has adopted the procedure of periodically reviewing estimated useful economic life of its fixed assets in order to determine depreciation rates. However, due to the adoption of the technical pronouncement on accounting practices known as "CPC – 04 - Intangible Assets", the license concessions of the subsidiaries Vivax and BigTV, which were originally granted for a period of 15 years, renewable for equal and successive periods were reclassified to intangible assets with indefinite useful life, and their amortization ceased as of January 1, 2008. Therefore the quarterly information for September 30, 2008, provided for comparison purposes, were adjusted for the purpose of inclusion in the quarterly information for September 30, 2009, to reflect the reversion of amortization for concessions as follows:

	09/30/2008

	Loss for the period	Shareholder's Equity

Pursuant to Law 11.638/07 and MP 449/08	(721)	2,737,682
End of amortization of concessions, net of income tax and social contribution tax (IR and CS)	(3,297)	(3,297)

Under the accounting practices in force in 2007	(4,018)	2,734,385

Additionally, due to Provisional Measure No. 449/08, the balance of (R$473), under the "Non-operating income" item of September 30, 2008, was reclassified to the item "Other operating revenues and expenses", in order to ensure the adequacy and consistency with the current period.

2. Preparation basis and presentation of the financial statements - Continued

Goodwill based on future profitability recognized by the Company was amortized until December 31, 2008. As of January 1, 2009, it has no longer been amortized and it is submitted to impairment testing as determined by the “CPC 01- Statement on impaired assets”.

In 2009, it will be issued new technical pronouncements on accounting practices pursuant to Law No. 11638/07. Management will continue to appraise the effects of future regulations for the Company's financial statements.

Differences in accounting practices between financial statements as compiled here and USGAAP

On September 30, 2009, the conciliation of corporate net income and shareholder equity with the quarterly information prepared in accordance with USGAAP is as shown below:

	09/30/2009

	Net income for	Shareholder's
	the period	Equity

In accordance with Brazilian Corporation Law	456,975	3,100,372
Deferred hook up charge revenue	(2,158)	(5,059)
Differences due to criteria in capitalizing expenses due to subscriber installations	(1,319)	32,284
Deferring incentives received by programming suppliers	1,620	(2,795)
Differences due to criteria in determining goodwill paid on acquisitions of investments	(46,697)	468,616
Income tax	(16,362)	(235,238)
PP&E and deferred, including depreciation and amortization	3,954	(58,152)
Write-down of investments	452	(2,335)
Other	(2,583)	(7,272)

USGAAP	393,882	3,290,421

The nature of the main differences in accounting practices between the Company’s quarterly information and USGAAP is as follows:

Goodwill: In accordance with USGAAP, goodwill on acquisitions of companies is calculated after determining the fair value of all assets and liabilities; it is not amortized and is tested for impairment at least annually.

2. Preparation basis and presentation of the financial statements – Continued

Differences in accounting practices between financial statements as compiled here and USGAAP - Continued

Income tax: In accordance with USGAAP (SFAS 109 "Income Taxes"), tax on deferred income and social contribution must be recognized when there is a difference between the tax base and accounting base of assets and liabilities recorded in financial statements, except for the case of goodwill generated by combining business when tax on deferred income and social contribution must be recognized at the time of the actual tax benefit, reducing the balance of the goodwill generated on acquisition.

PP&E and deferred assets, including depreciation and amortization: The cost of property, plant and equipment assets in USGAAP differs from the cost determined by Brazilian Corporation Law because until 1997 Brazil was considered a high-inflation country and in accordance with USGAAP (SFAS 52 "Foreign Currency Translation"), up to that date, purchases of non-monetary items were converted based on the exchange rate on the day of purchase, affecting depreciation and amortization quotas. Additionally, assets acquired as part of the business combinations were recorded in USGAAP at their fair market value, while they remained at historical accounting value in corporate ledgers.

The consolidated quarterly information includes information for Net Serviços de Comunicação S.A. and the companies in which the Company has shareholder control, directly or indirectly, whose fiscal reporting periods coincide with those of the controller company and accounting policies are uniform.

3. Cash and cash equivalents

	Controlling Company		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Cash and banks	62,307	29,320	146,983	119,293
Banking deposit certificates	58,080	56,770	80,708	79,002
Exclusive funds	34,130	82,765	-	-
Fixed-income investment funds	-	-	368,173	338,696

	154,517	168,855	595,864	536,991

Bank deposit certificates (CDBs) are remunerated at an average rate of 100% of the Interbank rate - CDI (8.62% in 2009). CDBs are issued by first-line banks with daily liquidity, guaranteed buyback, post-fixed remuneration as a percentage of the CDI rate, have daily valuation, are registered with the CETIP clearing corporation and have immediate and total portability.

3. Cash and cash equivalents - Continued

Investments in fixed-income investment funds are represented by shares in exclusive fixed-income investment funds whose assets are private bonds - mainly CBD - and government bonds - mainly LFT, LTN, NTNB and NTNF.

4. Current and non–current deferred and recoverable taxes

	Controlling Company		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Recoverable taxes:
Income tax withheld at source	27,553	24,426	38,626	34,423
Recoverable federal taxes	8,607	5,180	105,640	62,724
Other	2,241	816	50,264	36,250

	38,401	30,422	194,530	133,397

Current	7,044	3,430	155,939	98,002
Non-current	31,357	26,992	38,591	35,395

Deferred taxes:
Income tax:
Tax losses	-	-	248,996	254,743
Temporary differences	-	-	21,709	18,242

	-	-	270,705	272,985

Social contribution:
Negative base	-	-	92,266	94,336
Temporary differences	-	-	7,833	6,585

	-	-	100,099	100,921

	-	-	370,804	373,906

Tax credits resulting from goodwill in
the corporation	-	-	3,724	5,317

	-	-	374,528	379,223

Current	-	-	59,658	51,131
Non-current	-	-	314,870	328,092

The estimated realization of deferred tax on tax losses, negative base for social contribution and temporary differences, submitted to and approved by the board of directors is as follows:

2009	34,125
2010	38,348
2011	41,126
2012	50,387
2013 to 2015	206,547
2016 to 2018	271

370,804

4. Current and non-current deferred and recoverable taxes - Continued

Tax credits corresponding to amortizable portions of taxable income short term were classified under "current assets".

Estimates of recovery of tax credits are supported by the projections of taxable income taking into account a number of financial and business assumptions at the end of 2008. Estimates may not materialize in the future due to the uncertainties inherent to forecasts. However, during the quarter ended September 30, 2009, there were no changes in business or the assumptions used in projections of recovery of tax credits, which provide the grounds for their recognition or imply the need to revise the estimates and recognition of all or part of the tax credits.

The Company has not recognized as assets in tax benefits related to tax losses, the negative base and temporary differences of certain subsidiaries, which should be absorbed in accordance with the Company's corporate restructuring plan. These benefits are recognized to the extent they are realized, while restructuring depends on regulatory approval or has not been effected.

The Company and its subsidiaries have tax losses and negative basis of social contribution for calculating taxable income, to offset 30% of annual taxable income without a period of prescription for the following amounts:

	09/30/2009			06/30/2009

	Income tax	Social contribution	Total	Income tax	Social contribution	Total

Consolidated	3,594,976	4,238,412	-	3,650,503	4,300,272	-
Tax credit	898,744	381,458	1,280,202	912,626	387,025	1,299,651
Recognized tax credit	(248,996)	(92,266)	(341,262)	(254,743)	(94,336)	(349,079)

Non-recognized tax credit	649,748	289,192	938,940	657,883	292,689	950,572

4. Current and non-current deferred and recoverable taxes - Continued

Reconciliation of income tax and social contribution expenses calculated by applying the tax rate combined with the costs charged to earnings is as follows:

	Controlling Company		Consolidated

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Profit (loss) before income and social contribution taxes	456,990	(721)	584,053	121,724

Income tax and social contribution at the nominal rate of 34%	(155,377)	245	(198,578)	(41,386)

Permanent exclusions (additions):
Nondeductible expenses	(1,180)	(872)	(8,524)	(19,944)
Tax effect of interest on capital received from subsidiaries	(21,369)	(14,050)	-	-

Income tax and social contribution equity	107,547	89,725	-	-
Tax effect of amortization of goodwill	10,452	-	11,128	164
Non-taxable revenues	76	-	1,746	-

Other reconciliation items:
Income tax and social contribution on tax losses and negative
basis of the period, not constituted	(24,456)	(48,054)	(28,228)	(49,252)
Income tax and social contribution on temporary differences for		(28,115)		(30,994)
the period not constituted	84,302		75,583
Compensation for tax losses and negative base from previous
periods, not constituted in accounts	-	-	19,304	17,564

Other	(10)	1,121	491	1,403

Income tax and social contribution for the period	(15)	-	(127,078)	(122,445)

Effective tax rate	0,0%	-	21,76%	100.6%

5. Investments

	Controlling Company		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Investments in subsidiaries and associated companies	2,235,555	2,206,275	-	-
Goodwill - over fair value of fixed assets (*)	28,558	31,076	-	-

	2,264,113	2,237,351	-	-
Other investments	2,356	2,344	2,498	2,498

	2,266,469	2,239,695	2,498	2,498

( * )Refers to the additional value of BigTV’s and Esc 90's Property, Plant and Equipment, subsidiaries acquired on December 29, 2008 and June 30, 2009, respectively. During the period ended on September 30, 2009, the value of R$ 3,660 was amortized.

5. Investments – Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

a) Movement of investments

			Addition (write-
	Balances on	Capital	off) due to mergers	Interest on		Balances on
Companies	06/30/2009	increase	or acquisitions	own capital	Equity	09/30/2009

Investments in subsidiaries:
Net São Paulo Ltda.	762,523	-	-	(21,379)	44,302	785,446
Net Rio Ltda.	574,370	-	-	(16,957)	39,965	597,378
Net Anápolis Ltda.	2,631	-	-	-	129	2,760
Net Franca Ltda.	7,715	-	-	-	917	8,632
Net Recife Ltda.	5,705	-	-	-	289	5,994
Net Sul Comunicações Ltda.	300,406	-	-	-	15,495	315,901
Net São Carlos Ltda.	8,390	-	-	-	1,248	9,638
Net Indaiatuba Ltda.	4,159	-	-	-	396	4,555
Reyc Comércio e Participações Ltda.	49,826	-	-	-	200	50,026
Net Bauru Ltda.	11,936	-	-	-	1,299	13,235
Net Ribeirão Preto Ltda.	40,950	-	-	-	3,446	44,396
Televisão a Cabo Criciúma Ltda.	484	-	(539)	(38)	93	-
Net Campo Grande Ltda.	22,904	-	-	-	1,853	24,757
Net Goiânia Ltda.	37,225	-	-	-	2,349	39,574
Net São José do Rio Preto Ltda.	18,430	-	-	-	1,834	20,264
Net Sorocaba Ltda.	38,742	-	-	-	3,339	42,081
614 TVT Maceió S.A – BigTV	18,755	-	-	-	408	19,163
614 TVT João Pessoa S.A – BigTV	17,601	-	-	-	114	17,715
Vivax Ltda.	199,761	-	-	-	2,953	202,714
614 TVG Guarulhos S.A. – BigTV	10,417	-	(11,203)	-	786	-
TV Jacarandá Ltda. – BigTV	240	500	-	-	(453)	287
Net Arapongas Ltda.	863	-	(904)	(50)	91	-
Net Londrina Ltda.	14,185	-	(14,584)	(684)	1,083	-
Net Maringá Ltda.	9,358	-	(9,641)	(361)	644	-
ESC 90's Telecomunicações Ltda.	30,564	-	(1,629)	-	1,820	30,755
Antenas Comunitárias Brasileira Ltda.	17,998	-	(18,117)	(1,281)	1,400	-
TV a Cabo Guarapuava Ltda. – BigTV	137	-	-	-	147	284

	2,206,275	500	(56,617)	(40,750)	126,147	2,235,555

5. Investments - Continued

b) Relevant Information related to subsidiaries

	09/30/2009

Companies	Quotas (thousand)	Shareholders Equity	Capital Stock	Income	Investment	Effect on the Controlling Company Results

Subsidiaries:
Net São Paulo Ltda.	43,972	785,446	497,759	111,424	785,446	110,889
Net Rio Ltda.	31,877,481	597,378	318,775	94,632	597,378	94,632
Net Franca Ltda.	3,097,554	8,632	30,976	2,098	8,632	2,098
Net Recife Ltda.	2,675,720	5,994	26,757	338	5,994	338
Net São Carlos Ltda.	8,800	9,638	8,800	3,223	9,638	3,223
Net Indaiatuba Ltda.	782,055	4,555	7,821	948	4,555	948
Net Sul Comunicações Ltda.	65,552,565	315,901	655,526	47,004	315,901	47,004
Net Florianópolis Ltda. (*)	-	-	-	-	-	8,610
Reyc Comércio e Participações Ltda.	3,420	50,026	313,262	201	50,026	2,076
Net Bauru Ltda.	26,480	13,235	33,100	3,123	13,235	2,615
Net Ribeirão Preto Ltda.	8,204,797	44,396	82,048	9,292	44,396	7,651
Vivax Ltda.	47,819,366	202,714	478,194	18,332	202,714	18,332
TV a Cabo Criciúma Ltda. (*)	-	-	-	-	-	150
614 Telecomunicações Ltda. (*)	-	-	-	-	-	(5,855)
614 TVT Maceió S.A	7,545	19,163	19,294	(2,841)	19,163	(970)
614 TVP João Pessoa S.A	6,218	17,715	15,656	291	17,715	284
Net Anápolis Ltda.	1,861,833	2,760	18,618	(52)	2,760	(11)
Net Campo Grande Ltda.	2,821,010	24,757	28,210	4,512	24,757	3,583
Net Goiânia Ltda.	10,755,851	39,574	107,559	5,911	39,574	4,683
Net São José do Rio Preto Ltda.	6,119	20,264	32,676	4,730	20,264	3,800
Net Sorocaba Ltda.	39,043	42,081	49,194	8,202	42,081	6,527
614 TVG Guarulhos S.A. (*)		-	-	-	-	252
TV Jacarandá Ltda.	10,858	287	11,358	(269)	287	(564)
TV a Cabo Guarapuava Ltda	1,756	284	1,756	213	284	122
Antenas Comunitárias Brasileira Ltda.
(*)	-	-	-	-	-	1,820
Net Arapongas Ltda. (*)	-	-	-	-	-	124
Net Londrina Ltda. (*)	-	-	-	-	-	1,297
Net Maringá Ltda. (*)	-	-	-	-	-	837
ESC 90's Telecomunicações Ltda.	94,724	30,755	94,724	1,820	30,755	1,820

					2,235,555	316,315

(*) Companies absorbed in 2009.

6. Property, Plant and Equipment

		Controlling Company

	Average annual depreciation rate - %
			Additions		Write- offs

		Balances on			Reversal of		Balances on
		06/30/2009	Additions	Incorporation	Provision	Transfers	09/30/2009

Signals distribution network

Network central	10	18,306	1,009	8,999	(31)	(9)	28,274
Data Center	20	7,287	553	3,418	-	1,258	12,516
External network	8.33	85,184	1,313	59,882	(35)	-	146,344
Internal network	8.33	7,463	69	11,188	-	-	18,720
Decoders	20	22,122	75	20,660	(241)	105	42,721
Digital decoders	20	11,350	599	3,027	-	462	15,438
Cable modem	20	3,357	116	228	(23)	-	3,678
Subscriber installations	16.67	38,866	2,982	24,592	-	-	66,440
Inventories to be used in property,
plant and equipment	-	6,681	375	3,120	157	(1,825)	8,508

		200,616	7,091	135,114	(173)	(9)	342,639
Property, plant and equipment in
own use
Software – applications	33.33	5,972	298	26	-	-	6,296
Machinery and equipment	10	2,747	41	354	-	-	3,142
Furniture and fixtures	10	4,525	91	615	(1)	-	5,230
Installations	10	7,015	62	370	-	-	7,447
Improvements and buildings	4	2,244	40	316	-	-	2,600
Vehicles	20	580	-	235	-	-	815
Information technology equipment	33.33	27,911	824	1,622	-	9	30,366
Tools	20	1,704	45	695	-	-	2,444
Land/ properties	-	388	-	22	-	-	410
Other	Several	123	-	-	(123)	-	-

		53,209	1,401	4,255	(124)	9	58,750

		253,825	8,492	139,369	(297)	-	401,389

Accumulated depreciation		(151,929)	(5,831)	(82,789)	415	-	(240,134)

		101,896	2,661	56,580	118	-	161,255

6. Property, Plant and Equipment - Continued

				Consolidated

	Average
	annual
	depreciation	Balances on				Balances on
	rate - %	06/30/2009	Additions	Write- offs/	Transfers	09/30/2009
				Reversal of
				Provision

Signals distribution network
Network central	10	353,254	23,108	(1,531)	(79)	374,752
Data Center	20	208,809	15,659	-	(33)	224,435
External network	8.33	1,883,893	45,188	(3,886)	439	1,925,634
Internal network	8.33	381,336	10,728	-	(112)	391,952
Decoders	20	390,566	595	(6,355)	(4,111)	380,695
Digital decoders	20	691,447	29,598	(32)	40,376	761,389
Cable modem	20	154,900	398	(507)	437	155,228
Subscriber installations	16.67	1,025,346	76,616	-	-	1,101,962
Inventories to be used in
property, plant and equipment	-	146,173	6,798	1,842	(40,560)	114,253
Property, plant and equipment in
process	-	1,338	-	-	(3)	1,335

		5,237,062	208,688	(10,469)	(3,646)	5,431,635
Property, plant and equipment in
own use
Software – applications	33.33	9,786	528	-	-	10,314
Machines and equipment	10	41,416	200	-	(4)	41.612
Furniture and fixtures	10	24,917	485	(1)	(39)	25,362
Installations	10	24,373	110	-	-	24,483
Improvements and buildings	4	52,576	163	-	-	52,739
Vehicles	20	6,172	-	(131)	(29)	6,012
Information technology
equipment	33.33	93,554	2.996	(59)	238	96,729
Tools	20	37,393	1.936	(2)	(60)	39,267
Land/ properties	-	4,735	250	-	-	4,985
Other	Several	48	-	(48)	-	-

		294,970	6,668	(241)	106	301,503

		5,532,032	215,356	(10,710)	(3,540)	5,733,138

Accumulated depreciation		(3,024,366)	(136,964)	12,304	3,725	(3,145,301)

		2,507,666	78,392	1,594	185	2,587,837

7. Intangible

	Controlling Company

		Additions

	Balances on 06/30/2009	Additions	Incorporations	Transfers / Write-offs	Balances on 09/30/2009

Useful life undefined:
Goodwill on the acquisition of
investments	2,174,498	1,662	-	-	2,176,160
Licenses	3,000	-	14,025	-	17,025
Trademarks and Patents	5	-	-	-	5
(-) Accumulated amortization	(218,485)	-	(8,125)	-	(226,610)

	1,959,018	1,662	5,900	-	1,966,580

Useful life defined:
Software	228,713	13,501	2,900	152	245,266
(-) Accumulated amortization	(162,893)	(4,869)	(1,813)	(160)	(169,735)

	65,820	8,632	1,087	(8)	75,531

	2,024,838	10,294	6,987	(8)	2,042,111

	Consolidated

			Transfers /
	Balances on	Additions	Reversal of	Balances on
	06/30/2009		Provision	09/30/2009

Useful life undefined:

Goodwill on the acquisition of
investments	2,389,825	1,661	-	2,391,486
Trademarks and Patents	21	-	-	21
Licenses	131,451	-	-	131,451
(-) Accumulated amortization	(394,338)	-	-	(394,338)

	2,126,959	1,661	-	2,128,620

Useful life defined:
Software	380,507	23,159	(223)	403,443
(-) Accumulated amortization	(242,012)	(9,211)	(391)	(251,614)

	138,495	13,948	(614)	151,829

	2,265,454	15,609	(614)	2,280,449

7. Intangible - Continued

Intangible assets with defined useful life represented by rights to use software are amortized at the rate of 20% per annum based on estimated useful life or license period.

Licenses are recorded at acquisition cost determined by the companies acquired by the Company and were amortized by December 31, 2007. Amortization ceased as of January 1, 2008 due to the change in estimated useful life of these licenses, now classified as indefinite.

The Company has goodwill due to the difference between acquisition price and the shareholder equity of the subsidiaries, determined on acquisition date, and based on expectations of future profitability. This goodwill is no longer amortized as of December 31, 2008 and is tested for impairment annually.

During the period ended on September 30, 2009, there was no indication of any reduction in the book value of the goodwill.

8. Loans and Financings

			Effective Interest rate p.a.		Controlling Company

National currency	Currency	Nominal Interest rate p.a.	09/30/2009	06/30/2009	09/30/2009			06/30/2009

					Current	Non-current	Total	Total

National currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	2,011	4,767	6,778	7,028

Foreign currency
Perpetual bond	US$	9.25%	11.75%	11.75%	2,585	266,715	269,300	295,577
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	14,735	355,620	370,355	397,452

Total					17,320	622,335	639,655	693,029

Total					19,331	627,102	646,433	700,057
Funding cost					(338)	(2,949)	(3,287)	(4,212)

Net value					18,993	624,153	643,146	695,845

8. Loans and financing – Continued

			Effective Interest rate p.a.		Consolidated

	Currency	Nominal Interest rate p.a.	09/30/2009	06/30/2009	09/30/2009			06/30/2009

					Current	Non-current	Total	Total

National currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	59,688	164,567	224,255	214,107
Bank credit notes – Itaú BBA	R$	CDI + 2.55%	10.56%	13.88%	1,467	170,000	171,467	172,487

Total					61,155	334,567	395,722	386,594

Foreign currency
Perpetual bond	US$	9.25%	11.75%	11.75%	2,585	266,715	269,300	295,577
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	14,735	355,620	370,355	397,452

Total					17,320	622,335	639,655	693,029

Total					78,475	956,902	1,035,377	1,079,623
Funding cost					(338)	(2,949)	(3,287)	(4,214)

Net value					78,137	953,953	1,032,090	1,075,409

The installments described in non-current liabilities

The installments classified in non-current liabilities excluding the perpetual bond which have no payment date, have the following payment schedule:

Year of maturity:	Controlling	Consolidated
	Company

2010	505	16,557
2011	2,021	66,226
2012	1,694	52,113
2013	534	26,322
2014	13	60,016
2015-2019	355,620	468,953

Total	360,387	690,187
Perpetual bond	266,715	266,715

Total	627,102	956,902

The Company shall pay off the perpetual bonds in the amount of R$266.715 quarterly as of November 27, 2009.

On August 31, 2009, the terms of the loan from Banco Itaú BBA S.A. was amended to alter the dates for amortizations of principal from 2011 to 2014, 2015 and 2016. In addition, the financial cost of this loan rose from CDI plus 1.2% spread to 2.55% per annum as of August 31, 2009 without any retroactive effect.

9. Debentures

On December 1, 2006, in its 6th issue, the Company issued 58,000 ordinary non-convertible, nominative book-entry debentures in a single series, without guarantee or preference, in a total nominal amount of R$ 580,000.

On September 23, 2009, the Company's debenture holders meeting altered debenture maturity from December 1, 2013 to June 1, 2015, with annual amortizations as of June 1, 2012. The meeting also decided to: (i) alter debenture remuneration as of October 1, 2009 to 100% of the cumulative variation of the daily interbank rate (CDI), plus a spread of 1.6% per year, against remuneration of 0.7% per year valid through September 30, 2009 and (ii) award a R$ 1,760 renegotiation premium to debenture holders to be paid on October 1, 2009. The other items pertaining to the 6th issue remain unchanged.

The debentures issued and placed can be broken down as follows:

			Controlling Company and Consolidated

	Quantity in circulation		Balances on

	09/30/2009	06/30/2009	09/30/2009			06/30/2009

			Current	Non-current	Total	Total

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	18,324	580,000	598,324	584,483
Funding cost			(728)	(3,456)	(4,184)	(2,576)

			17,596	576,544	594,140	581,907

The installments classified in non-current liabilities have the following payment schedule:

Controlling Company
Year of maturity:	and Consolidated

2012	145,000
2013	145,000
2014	145,000
2015	145,000

Total	580,000

9. Debentures - Continued

The main characteristics of the 6th issue of debentures, in force from October 1, 2009, are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company hold on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on the issue date	Single issue – R$ 10

Total number issued	58,000 Debentures

Date issued	December 1, 2006

Final due date	June 1, 2015

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: June 1, 2012, June 1, 2013, June 1, 2014 and June 1, 2015.

Remuneration
Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 1.6% per annum, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of June of each year, and the last payment shall be made on June 1, 2015.

Guarantees	Debentures shall be in cash without preference rights.

Company Obligations
The Company must comply with a number of covenants, some of which are as follows:
- The ratio of Consolidated Net Debt to EBITDA must not be kept at 2.5 or more.
- The ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
- Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
- At all times maintain its registration of a publicly traded company up to date with CVM and make all prepared  and approved financial statements available to the Fiduciary Agent.
- Advise whenever there is any event of noncompliance with a pecuniary obligation.
- Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
- Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
- Conduct all operations with related parties according to the ethical standards, which serve to guide such business.
- Keep insurance coverage according to the normally adopted practices of the Company, as described in the Definitive Prospectus.

10. Related Parties Transaction

The main asset and liability balances on September 30, 2009 and 2008, resulting from the transactions with related parties previously contracted which impact the results of the period are shown below:

Controlling Company	Current Assets

	Programming receivable		Related parties (*)		Interest on Shareholder's Equity Capital/Dividends		Total

Companies	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Subsidiaries
Net Rio Ltda.	13,948	13,843	3,154	2,713	20,147	5,733	37,249	22,289
Net Brasília Ltda.	3,038	2,983	894	734	-	-	3,932	3,717
Net Campinas Ltda.	2,080	2,025	700	592	-	-	2,780	2,617
Net Belo Horizonte Ltda.	5,372	5,352	1,292	1,099	-	-	6,664	6,451
Net Recife Ltda.	820	817	87	77	-	262	907	1,156
Net São Carlos Ltda.	339	335	99	83	58	267	496	685
Net Sul Comunicações Ltda.	5,558	5,489	1,100	964	2,256	23,290	8,914	29,743
Net São José do Rio Preto Ltda.	459	446	140	115	141	141	740	702
Net Bauru Ltda.	434	426	128	106	549	549	1,111	1,081
Net Londrina Ltda.	-	417	5	108	-	-	5	525
Net Campo Grande Ltda.	638	629	182	143	185	1,106	1,005	1,878
Net Goiânia Ltda.	788	767	327	294	306	306	1,421	1,367
Net Ribeirão Preto Ltda.	979	961	314	275	320	1,164	1,613	2,400
Net São Paulo Ltda.	26,834	26,361	6,362	5,462	24,688	6,516	57,884	38,339
Net Sorocaba Ltda.	582	575	254	222	309	309	1,145	1,106
DR-Empresa de Distrib. e Recep. de TV Ltda.	3,087	3,089	802	637	-	-	3,889	3,726
Net Paraná Comunicações Ltda.	2,959	2,869	807	745	-	-	3,766	3,614
Net Florianópolis Ltda.	370	-	-	(1)	-	-	370	(1)
Vivax Ltda.	-	-	3,291	2,824	1,679	9,341	4,970	12,165
TV Jacarandá Ltda.	-	-	145	164	-	-	145	164
614 TVP João Pessoa S.A.	-	-	80	77	-	-	80	77
614 TVT Maceió S.A.	-	-	84	77	-	-	84	77
614 Serviços de Internet João Pessoa S.A.	-	-	22	20	-	-	22	20
614 TVC Guarulhos S.A.	-	-	-	250	-	-	-	250
TV Cabo Criciúma Ltda.	-	149	1	25	-	478	1	652
Others	3,201	1,321	698	301	344	601	4,243	2,223

	71,486	68,854	20,968	18,106	50,982	50,063	143,436	137,023

10. Related Parties Transaction – Continued

Controlling Company	Non-Current Assets

	Financial Transactions(*)		Advances for future capital increases		Total

Companies	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Subsidiaries
Net Rio Ltda.	10,932	188	-	-	10,932	188
Net Brasília Ltda.	23	186	-	-	23	186
Net Campinas Ltda.	62	67	-	-	62	67
Net Belo Horizonte Ltda.	636	357	-	-	636	357
Net São Carlos Ltda.	-	5	4,490	4,490	4,490	4,495
Net Sul Comunicações Ltda.	163	120	-	-	163	120
Net Anápolis Ltda.	1,831	1,885	-	-	1,831	1,885
Net Bauru Ltda.	2	117	-	-	2	117
Net Campo Grande Ltda.	23	8	-	-	23	8
Net Goiânia Ltda.	-	20	-	-	-	20
Net Ribeirão Preto Ltda.	7	17	-	-	7	17
Net São José do Rio Preto Ltda.	1	6	-	-	1	6
Net São Paulo Ltda.	98	243	-	-	98	243
Net Paraná Comunicações Ltda.	15	128	-	-	15	128
Net Indaiatuba Ltda.	5	47	-	-	5	47
Vivax Ltda.	333	319	-	-	333	319
DR-Empresa de Distrib. e Recep. de TV Ltda.	8,317	12,385	-	-	8,317	12,385
Net Franca Ltda.	-	5	-	-	-	5
Net Criciúma Ltda.	-	23	-	-	-	23
TV Jacarandá Ltda.	2,346	124	-	-	2,346	124
614 TVP João Pessoa S.A.	2	217	-	-	2	217
614 TVT Maceió S.A.	50	365	-	-	50	365
614 Serviços Internet João Pessoa S.A.	6	8	-	-	6	8
614 TVC Guarulhos S.A.	473	1,096	-	-	473	1,096
Other	654	567	-	-	654	567

	25,979	18,503	4,490	4,490	30,469	22,993

10. Related Parties Transaction – Continued

Controlling Company	Current liabilities

	Suppliers		Loans		Related parties (*)		Interest on Shareholder's Equity Capital (**)		Total

Companies	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Subsidiaries
Net São Paulo Ltda.	-	-	-	-	924	621	-	-	924	621
Net Rio Ltda.	-	-	-	-	60	29	-	-	60	29
Net Campinas Ltda.	-	-	-	-	72	90	-	-	72	90
Net São Carlos Ltda.	-	-	-	-	10	(1)	-	-	10	(1)
Reyc Comércio de Participação Ltda.	-	-	-	-	4,830	3,653	-	-	4,830	3,653
Vivax Ltda.	-	-	-	-	383	233	-	-	383	233
Net Paraná Comunicações Ltda.	-	-	-	-	11,967	11,899	1,875	-	13,842	11,899
DR-Empresa de Distrib. e Recep. de TV Ltda.	-	-	-	-	313	285	3,693	2,976	4,006	3,261
Net Sul Comunicações Ltda.	-	-	-	-	8,694	29,700	6,225	734	14,919	30,434
Horizonte Sul	-	-	-	-	-	-	752	752	752	752
Net Sorocaba Ltda.	-	-	-	-	8	11	-	-	8	11
Other	-	-	-	-	421	172	-	-	421	172

	-	-	-	-	27,682	46,692	12,545	4,462	40,227	51,154
Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	-	-	9,966	8,140	-	-	9,966	8,140

	-	-	-	-	9,966	8,140	-	-	9,966	8,140
Associated Companies
Net Brasil S.A.	38,020	36,756	-	-	-	-	-	-	38,020	36,756
Globosat Programadora Ltda.	346	371	-	-	-	-	-	-	346	371
Claro S.A	-	-	-	-	120	61	-	-	120	61
Editora Globo S.A.	51	31	-	-	-	-	-	-	51	31
Banco Inbursa S.A.		-	14,735	7,132	-	-	-	-	14,735	7,132

	38,417	37,158	14,735	7,132	120	61	-	-	53,272	44,351

	38,417	37,158	14,735	7,132	37,768	54,893	12,545	4,462	103,465	103,645

10. Related Parties Transaction - Continued

Controlling Company				Non-current liabilities

	Loans		Related parties (*)		Deferred revenues		Total

Companies	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Subsidiaries
Net São Paulo Ltda.	-	-	32	45	-	-	32	45
Net Rio Ltda.	-	-	5	-	-	-	5	-
DR-Empresa de Distrib. e Recep. de TV		-				-
Ltda.	-		393	194	-		393	194
Net Brasília Ltda.	-	-	37	178	-	-	37	178
Net Campinas Ltda.	-	-	20	-	-	-	20	-
Net Sul Campo Grande Ltda.	-	-	6	-	-	-	6	-
Reyc Comércio de Participação Ltda.	-	-	551	1,136	-	-	551	1,136
Net Sul Comunicações Ltda.	-	-	12	-	-	-	12	-
614 TVC Guarulhos	-	-	-	39	-	-	-	39
Net Belo Horizonte Ltda.	-	-	1	109	-	-	1	109
TV Jacarandá Ltda.	-	-	32	4	-	-	32	4
614 TVT Maceió S.A.	-	-	46	45	-	-	46	45
TV Cabo Criciuma Ltda.	-	-	-	15	-	-	-	15
Vivax Ltda.	-	-	390	30,385	-	-	390	30,385
Other	-	-	2,336	1,739	-	-	2,336	1,739

	-	-	3,861	33,889	-	-	3,861	33,889
Shareholders
Emp. Brasil de Tel. S.A. – Embratel	-	-	-	-	6,130	3,579	6,130	3,579

			-		6,130	3,579	6,130	3,579
Associated Companies
Banco Inbursa S.A.	355,620	390,320	-	-	-	-	355,620	390,320

	355,620	390,320	-	-	-	-	355,620	390,320

	355,620	390,320	3,861	33,889	6,130	3,579	365,611	427,788

10. Related Parties Transaction – Continued

Controlling Company	Operating income

	Services revenue and transfer of administrative expenses		Revenue from telecommunications leases	Financial		Telecommunications - Expenses		Programming / Commission / Programming guide	Total

Companies	09/30/2009 30/09/2008		09/30/2009	09/30/2009	30/09/2008	09/30/2009	30/09/2008	09/30/2009	09/30/2009	30/09/2008

Subsidiaries
Net Belo Horizonte Ltda.	12,717	10,303	-	-	(1)	-	-	-	12,717	10,302
Net Rio Ltda.	31,573	26,854	-	1	4,299	-	-	-	31,574	31,153
Net Recife Ltda.	912	1,038	-	-	-	-	-	-	912	1,038
Net Brasília Ltda.	8,057	5,968	-	(4)	(1)	-	-	-	8,053	5,967
Net Campinas Ltda.	6,769	5,377	-	1	-	-	-	-	6,770	5,377
Net São Carlos Ltda.	931	-	-	-	-	-	-	-	931	-
Net Franca Ltda.	721	-	-	-	-	-	-	-	721	-
Net Sul Comunicações Ltda.	11,170	9,513	-	(1)	(1)	-	-	-	11,169	9,512
Net São Paulo Ltda.	62,951	49,468	-	1	(12)	-	-	-	62,952	49,456
DR-Emp.de Distrib. e Recep.		5,106			3					5,109
De TV Ltda.	6,986		-	(5)		-	-	-	6,981
Net Paraná Comunicações Ltda.	8,057	6,159	-	-	(1)	-	-	-	8,057	6,158
Net Florianópolis Ltda.	-	4,522	-	-	(1)	-	-	-	-	4,521
Net Sorocaba Ltda.	2,410	1,836	-	-	7	-	-	-	2,410	1,843
Net Goiânia Ltda.	3,418	2,745	-	-	(1)	-	-	-	3,418	2,744
Net Indaiatuba Ltda.	333	-	-	16	-	-	-	-	349	-
Net Anápolis Ltda.	424	-	-	53	-	-	-	-	477	-
Net Bauru Ltda.	1,224	729	-	27	206	-	-	-	1,251	935
Net Campo Grande Ltda.	1,621	1,211	-	-	219	-	-	-	1,621	1,430
Net Ribeirão Preto Ltda.	3,074	2,094	-	-	221	-	-	-	3,074	2,315
Net Londrina Ltda	-	975	-	-	-	-	-	-	-	975
Net São José Rio Preto Ltda.	1,323	907	-	-	85	-	-	-	1,323	992
TV Jacarandá Ltda.	312	-	-	-	-	-	-	-	312	-
TVP João Pessoa S.A.	-	-	-	(1)	-	-	-	-	(1)	-
TVT Maceió S.A.	-	-	-	(2)	-	-	-	-	(2)	-
614 Serv. De Internet João
Pessoa S.A.	255	-	-	-	-	-	-	-	255	-
614 TVG Guarulhos	-	-	-	(9)	-	-	-	-	(9)	-
614 Telecom S.A.	-	-	-	211	-	-	-	-	211	-
TVC Interior S.A.	-	-	-	(1)	-	-	-	-	(1)	-
Vivax Ltda.	28,036	19,567	-	(992)	4	-	-	-	27,044	19,571
Others	3,142	4,674	-	-	210	-	-	-	3,142	4,884

	196,416	159,046	-	(705)	5,236	-	-	-	195,711	164,282

Emp. Brasil. de Telecom. S.A.
– Embratel	-	-	10,496	-	-	(23.337)	(7,044)	-	(12,841)	(7,044)

	-	-	10,496	-	-	(23.337)	(7,044)	-	(12,841)	(7,044)
Associated Companies
Net Brasil S.A.	-	-	-	-	-		-	(15,272)	(15,272)	-
Globosat Programadora Ltda.	-	-	-	-	-		-	(56)	(56)	-
Infoglobo Comunicações Ltda.	-		-	-	-	-	(1)	-	-	(1)
Editora Globo S.A.	-	-	-	-	-		-	(319)	(319)	-
Banco Inbursa S.A	-	-	-	84.088	(73,292)		-	-	84,088	(73,292)
Click21 Com e Public. Ltda.	-	-	-	-	-	1		-	1
BCP S.A.	-	-	-	-	-	(601)	(421)	-	(601)	(421)

	-	-	-	84.088	(73,292)	(600)	(422)	(15,647)	67,841	(73,714)

	196,416	159,046	10,496	83.383	(68,056)	(23,937)	(7,466)	(15,647)	250,711	83,524

(*) The balances in the heading related parties with related companies (assets and liabilities) are subject to 12% p.a. interest charges, with indefinite due date.

(**) Interest on own capital to be paid is owed Company subsidiaries due to acquisition of other subsidiaries that were subsequently incorporated.

10. Related Parties Transaction – Continued

Consolidated	Current Assets

	Related parties

Companies	09/30/2009	06/30/2009

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	18,737	15,227

	18,737	15,227

Consolidated	Current liabilities						Total

	Suppliers		Programming suppliers		Loans		Current liabilities

Companies	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	51,169	35,240	-	-	-	-	51,169	35,240

	51,169	35,240	-	-	-	-	51,169	35,240
Associated Companies
Net Brasil S.A.	-	28	95,792	93,193	-	-	95,792	93,221
Globosat Programadora Ltda.	-	-	8,577	11,359	-	-	8,577	11,359
Brasilcenter Comunicações Ltda.	287	-	-	-	-	-	287	-
Claro S.A.	574	420	-	-	-	-	574	420
Infoglobo Comunicações Ltda.	0	1	-	-	-	-	0	1
Americel S.A.	109	122	-	-	-	-	109	122
Editora Globo S A.	991	901	-	-	-	-	991	901
Banco Inbursa S.A	-	-	-	-	14,735	7,132	14,735	7,132

	1,961	1,472	104,369	104,552	14,735	7,132	121,065	113,156

	53,130	36,712	104,369	104,552	14,735	7,132	172,234	148,396

Consolidated	Non-current liabilities

	Loans		Deferred revenues		Total

Companies	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	118,848	105,895	118,848	105,895

	-	-	118,848	105,895	118,848	105,895
Associated Companies
Banco Inbursa S.A.	355,620	390,320		-	355,620	390,320

	355,620	390,320	118,848	105,895	474,468	496,215

10. Related Parties Transaction - Continued

Consolidated	Operating income

	Rental Revenues/ Telecommunications		Financial		Expenses Telecommunications		Programming/ Sales commission		Programming guide		Total

Companies	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	290,625	186,381	(5,184)	(2,727)	(184,275)	(145,528)		-	-	-	101,166	38,126

	290,625	186,381	(5,184)	(2,727)	(184,275)	(145,528)		-	-	-	101,166	38,126
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	(495,376)	(395,912)	-	-	(495,376)	(395,912)
Globosat Programadora Ltda.	1,312	1,380	-	-	-	-	(4,898)	(23,095)	-	-	(3,586)	(21,715)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(8,676)	(8,934)	(8,676)	(8,934)
Infoglobo Comunicações Ltda.	-	-	-	-	(2)	-	-	-	-	-	(2)	-
BCP S.A.	-	-	-	-	(4,617)	(4,972)	-	-	-	-	(4,617)	(4,972)
Brasilcenter Comunicações Ltda.	-	-	-	-	(110)	(10,345)	-	-	-	-	(110)	(10,345)
Americel S.A.	-	-	-	-	(905)	(732)	-	-	-	-	(905)	(732)
Click 21	-	-	-	-	(20)	(31)	-	-	-	-	(20)	(31)
TESS S.A.	-	-	-	-	-	-	-	-	-	-	-	-
Banco Inbursa S.A.	-	-	84,088	(73,292)	-	-	-	-	-	-	84,088	(73,292)
Others	-	-	-	-	-	(30)	-		-		-	(30)

	1,312	1,380	84,088	(73,292)	(5,654)	(16,110)	(500,274)	(419,007)	(8,676)	(8,934)	(429,204)	(515,963)

	291,937	187,761	78,904	(76,019)	(189,929)	(161,638)	(500,274)	(419,007)	(8,676)	(8,934)	(328,038)	(477,837)

11. Contingencies, risks and obligations related to judicial cases

The Company and its subsidiaries are involved in legal and administrative processes through several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed it has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Controlling Company

	09/30/2009			06/30/2009

	Provision	Judicial deposits	Net	Net

Labor	5,049	(582)	4,467	2,624
Civil	9,239	(369)	8,870	1,346
Tax	177,904	-	177,904	287,963
Social Security	193	-	193	181

Total	192,385	(951)	191,434	292,114

11. Contingencies, risks and obligations related to judicial cases - Continued

	Consolidated

	09/30/2009			06/30/2009

	Provision	Judicial deposits	Net	Net

Labor	53,654	(6,533)	47,121	42,608
Civil	43,542	(797)	42,745	39,737
Tax	548,983	(53,197)	495,786	601,471
Social Security	7,063	(1,668)	5,395	5,328

Total	653,242	(62,195)	591,047	689,144

Controlling Company	Labor	Civil	Tax	Social Security	Total

Balances on June 30, 2009	3,002	1,715	287,963	181	292,861
Addition to provision	154	133	786	-	1,073
Addition due to merger	1,930	7,451	12,361	11	21,753
Currency adjustments	21	2	1,813	1	1,837
Payments and Reversions	(58)	(62)	(125,019)	-	(125,139)

Balances on September 30, 2009	5,049	9,239	177,904	193	192,385

Judicial deposits	(582)	(369)	-	-	(951)

Net balance of the contingencies	4,467	8,870	177,904	193	191,434

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on June 30, 2009	48,830	40,521	655,723	6,996	752,070
Addition to provision	6,382	6,764	16,150	-	29,296
Currency adjustments	255	27	5,372	67	5,721
Payments and Reversions	(1,813)	(3,770)	(128,262)	-	(133,845)

Balances on September 30, 2009	53,654	43,542	548,983	7,063	653,242

Judicial deposits	(6,533)	(797)	(53,197)	(1,668)	(62,195)

Net balance of the contingencies	47,121	42,745	495,786	5,395	591,047

11. Contingencies, risks and obligations related to judicial cases - Continued

On September 30, 2009, the Company, together with its legal advisors, appraised of legal proceedings concerning the issue of the extended calculation base for two taxes levied on its revenues: the Social Integration Program (Programa de Integração Social, or PIS) and the Social Security Financing Contribution (Contribuição Social para Financiamento da Seguridade Social, or COFINS), as determined by Law No. 9718/98 (Article 3, paragraph 1) and revoked by Law 11941/09 of May 27, 2009. Based on the result of this assessment, repeal of the legal provisions that enlarged the calculation base, and the existence of recognized jurisprudence on the matter, the Company has reversed its contingency reserves in the amount of R$ 124,269. Reversion of the provision was recognized under the heading of "Financial expenses".

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

Other contingencies related to employee claims, civil law liability, and tax and pension liabilities showed no significant changes in relation to the amounts reported in the financial statement for 2008.

12. Shareholders Equity

Capital Stock

On September 30, 2009, our capital stock is represented by 114,459,685 common shares and 228,503,916 preferred shares, no par value.

Capital Stock may be raised to a maximum of R$ 6,500,000 irrespective of statutory amendment as per Article 168 of Law No. 6404/76, as agreed by the board of directors who will determine conditions for the issue as per Article 170, paragraph 1 of Law No. 6404/76.

12. Shareholder's Equity - Continued

The ownership structure of the Company's capital stock is the following:

	09/30/2009			06/30/2009

	Common	Preferential	Total	Common	Preferential	Total

Globo Organization
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The articles of incorporation determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of Law No. 6404/76, taking the balance available on an aggregate basis.

13. Financial results

	Controlling Company		Consolidated

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Incomes
Interest on loans to subsidiaries and associated companies	1,989	5,614	-	-
Financial investments	10,004	16,650	38,805	57,816
Interest and fines on late monthly payments	579	60	18,465	13,181
Currency adjustments	6	3	5,678	1,552
Foreign exchange fluctuations	2	-	2	(57)
Interest on tax credits	1,650	879	2,610	2,329
Discounts obtained	15	163	154	402
Others	-	-	1	3

	14,245	23,369	65,715	75,226

Expenses
Financial charges on loans and debentures	(103,512)	(82,625)	(130,795)	(106,614)
Financial charges – Associated Companies	(2,878)	(128)	(5,314)	(2,452)
Monetary exchange rate variation - similar and others	679	831	1,211	(7)
Monetary exchange rate variation on loans	198,460	(85,537)	198,238	(87,116)
Financial charges on provisions for contingencies	(5,476)	(4,135)	(17,030)	(2,163)
Reversion of PIS/COFINS taxes charged on enlarged
calculation base	124,269	-	124,269	-
CPMF tax	-	(118)	-	(770)
PIS and COFINS taxes on income	(5,853)	(3,870)	(6,931)	(4,014)
Losses from Hedge/Swap operations	(99,869)	(650)	(99,869)	(650)
IOF tax on bank current account	377	4,618	(7,412)	4,158
Interest on suppliers and taxes	(180)	(82)	(1,984)	(2,668)
Discounts extended	(209)	-	(6,597)	-
Monetary and exchange-rate variations on programming	447	-	881	-
Others	(1,807)	(4,329)	(7,838)	(8,521)

	104,448	(176,025)	40,829	(210,817)

Net Financial Revenue (Expenses)	118,693	(152,656)	106,544	(135,591)

14. Employee benefits

Benefits:

In addition to the usual benefits provided in labor legislation, the Company and its subsidiaries provide a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, which the actuarial risks are not assumed by the Company. Expenses for these benefits accumulated during the period ended on September 30, 2009, totaled R$ 30,805 (R$ 22,997 on September 30, 2008).

The Company and its subsidiaries have variable remuneration plans and retainers for a select number of members of the board in the form of profit sharing. Having reached the targets set for the current period, the Management registered an expense of R$ 87,414 (R$ 86,913 on September 30, 2008).

15. Financial instruments

a) General Considerations

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company has foreign currency debts, interest charges and accounts payable to suppliers of equipment. Therefore our earnings are sensitive to varying exchange rates, in particular for the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

b) Fair Value

The fair values and carrying amount of financial instruments are shown below:

	Controlling Company		Consolidated

	09/30/2009		09/30/2009

	Book value	Fair Value	Book value	Fair Value

Debentures - 6th issue	598,324	534,414	598,324	534,414
Perpetual bond	269,300	270,300	269,300	270,300
Banco Inbursa S.A	370,355	375,068	370,355	375,068
Banco Itaú BBA	-	-	171,467	172,341
Finame	6,778	6,778	224,255	224,256

	1,244,757	1,186,560	1,633,701	1,576,379

15. Financial instruments – Continued

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations at September 30, 2009, which considered the contractual penalties applicable for early payments. Based on management’s estimation, debt agreements with similar characteristics, if issued on September 30, 2009, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks impacting the business of the Company and its subsidiaries:

Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities denominated in foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while the payment to suppliers of equipment and programming contents are denominated in foreign currencies.

The Company’s foreign currency exposure on September 30, 2009, is shown below:

Consolidated

Debt in US dollars:
Short-term:
Interest on loans and financing	17,320
Suppliers of equipment	19,246
Programming Suppliers	4,749

41,315
Long term:
Loans and Financings	622,335

Liabilities in American Dollars	663,650

The Company acquired non-speculative derivatives financing instruments to hedge its foreign currency exposure. These transactions aim at minimizing the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts represented by Banco HSBC, Banco Santander, Bradesco, UBS Pactual and Goldman Sachs.

15. Financial instruments - Continued

The Company only contracts derivatives as hedges (foreign exchange) to protect part of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be denominated in US dollar, and payments of interest charges on short-term debt. For the 12-month period as of closing these financial statements, the Company had a derivative instruments (foreign exchange) position of R$ 272,039, relating to 100% of interest charges on loans in foreign currency, and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, and a Perpetual Bond, which has no maturity date.

Values of financial derivatives are summarized below:

Description	Reference Value (notional)		Fair Value		Cumulative effect (current period)

	09/30/2009	06/30/2009	09/30/2009	06/30/2009	Amount receivable / (received)	Amount payable / (paid)

Swap Agreements:
Asset position
Foreign currency	272,039	347,648	259,915	345,376	-
Liability position
Rations (Dollar x CDI)	74,402	78,539	76,915	78,746	-	15,701
Rates (PRÉ) (NDF)	197,637	269,109	250,452	322,011	-	51,751

	-	-	(67,452)	(55,381)	-	67,452

The amount payable of R$ 67,452 is recognized in the "accounts payable-swap" account on the balance sheet. During the 9-month period ended on September 30, 2009, the Company recognized a loss of R$ 99,869, under the heading hedge/swap gains (losses).

15. Financial instruments - Continued

The following table shows management's sensitivity analysis and the effect on the Company's cash flow of transactions involving financial derivatives outstanding on September 30, 2009.

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(15,701)	(30,706)	(45,842)
NDF	(51,751)	(82,804)	(112,404)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(15,701)	253	15,733
NDF	(51,751)	(1,804)	38,695

1 - American Dollars (US$) vs. CDI

On September 30, 2009, the Company has six contracts of this type, whose notional aggregate value is US$ 34,400 thousand due between October, 2009 and August, 2010, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.7928 = US$ 1, and a CDI rate 8.60% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.34) and also an increase in the CDI by 25% (10.75%), generating a loss of R$ 30,706. In the remote adverse scenario, with the Brazilian real appreciating against the dollar by 50% (R$ 0.90), with the CDI rate also increasing 50% (12.90%), we find a loss of R$ 45,842, for the above mentioned outstanding contracts.

15. Financial instruments - Continued

1 - American Dollars (US$) vs. CDI

The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

While the possible adverse scenario would be a devaluation of the Brazilian real against the dollar of 25% (R$ 2.24) and a reduction in the CDI rate of 25% (6.45%), generating a gain of R$ 253. In the remote adverse scenario, in which there is a depreciation of the Brazilian real against the dollar of 50% (R$ 2.69), with the CDI rate also 50% lower (4.30%), we find a gain of R$ 15,733, on the above mentioned outstanding contracts.

2 – NDF (Non-deliverable forward)

The Company has 10 contracts of this type comprising a total long position in dollars of the notional amount of R$ 90.000 thousand due between July and February, 2010. The probable scenario reflects exchange rates at R$ 1,7928 / US$ 1 on September 30, 2009. The possible adverse scenario would be the Brazilian real recovering against the US dollar by 25% (R$ 1.34) or the Brazilian real depreciating against the US dollar by 25% (R$ 2.24 / R$ 1), while the remotely possible adverse scenario would be the Brazilian real appreciating against the US dollar by 50% (R$ 0.90 / R$ 1) or the Brazilian real depreciating against the US dollar by 50% (R$ 2.69 / R$ 1).

In the probable scenario with the Brazilian real rising, the Company would show a loss of R$ 51,751 if it had settled its contracts on September 30, 2009, while in the adverse scenario the company would have had a loss of R$ 82,804. For the remote scenario, the loss would be R$ 122,404.

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$ 51,751 if it had settled its contracts on September 30, 2009, while in the adverse scenario the Company would have a loss of R$ 1,804, and in the remote scenario there would be a gain of R$ 38,695.

The Company holds no leveraged derivatives and no limits for determining the results of the US dollar's appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates.

15. Financial instruments - Continued

2 – NDF (Non-deliverable forward)

The Company's exposure to fluctuating interest rates as of September 30, 2009, is shown below:

Consolidated

Debentures – 6th issue	598,324
Finame	224,255
CCB-Banco Itaú S.A.	171,467

Liabilities not covered	994,046

Financial investments denominated in reais	448,881

Liability exposure	545,165

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and receivables.

The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A. Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The concentration of credit risk on subscriber accounts receivable is limited by the large number of subscribers that comprise the client base.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial index, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

16. Commitments and guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is presented as follows:

	09/30/2009		06/30/2009

	Controlling Company	Consolidated	Controlling Company	Consolidated

Net Rio Ltda.	-	248,974	-	243,297
Reyc Comércio e Participações Ltda.	-	9,638	-	9,625
Antenas Comunitárias Brasileira Ltda.	7,348	7,348	-	7,338
Others	4,393	21,527	7,590	23,374

	11,741	287,487	7,590	283,634

Additionally, for the same purpose of ensuring payment of tax claims, the Company signed an insurance contract with Fator Seguros S.A. in the amount of R$ 10,716.

The Company has offices leased for an average duration of 60 months and pole rental contracts in the major cities in which it operates, for an average duration of 120 months. The expenses arising from these contracts are shown below:

Nature of contract	09/30/2009	09/30/2008

Offices	12,023	8,872
Poles and ducts	55,649	46,369

12.01 COMMENTS OF THE CONSOLIDATED PERFORMANCE IN THE QUARTER

OPERATING PERFORMANCE

The Revenue Generating Units (RGUs) totaled 9,908,000 in 3Q09, a 35% increase over 3Q08. RGUs are composed of the sum of Pay TV, Broadband, Voice and Digital Video services and their growth shows that the Company has been increasing the penetration on existing infrastructure and the number of services offered to each client.

Pay TV net additions totaled 166,000 new clients in the quarter. The subscriber base closed the quarter with 3,645,000 clients, a 25% increase over the 2.923,000 in 3Q08, with 30,000 clients from the consolidation of ESC90. The Digital Video base reached 984,000 clients, 16% up on 3Q08, representing a 27% penetration over the total pay TV base. The churn rate in the past 12 months increased from 14.5% in 3Q08 to 16.0% in 3Q09.

Broadband net additions totaled 185,000 in the quarter. The subscriber base totaled 2,790,000, a 36% increase over the 2,059,000 subscribers in 3Q08. Bidirectional household penetration reached 34% and pay TV penetration, 77%. The consolidation of ESC90 increased our client base by 25,000 clients. In the past 12 months, churn rate rose from 17.1% in 3Q08 to 20.3% in 3Q09.

Fixed Line net additions amounted to 203,000 lines in the quarter, with lines in service totaling 2,489,000, 63% up on 3Q08.

Consolidated ARPU was R$ 134.25 in 3Q09, down by 1% from R$135.63 in 3Q08. Excluding the effect of BIGTV and ESC90, ARPU would have come to R$ 135.12, practically stable when compared to 3Q08.

FINANCIAL PERFORMANCE

In 9M09, Net Revenue totaled R$ 3,378.7 million, 26.6% higher than the R$2,668.6 million in the same period of 2008.

Year-to-date Operating Costs stood at R$ 1,663.4 million, 30.5% higher than R$ 1,274.2 million in 9M08. The main items behind the increase were Programming and Royalties costs, due to the annual contractual adjustment of prices by certain channels and to the increase of the Pay TV base, costs with payroll and benefits, due to the growth in the number of employees and the collective salary bargaining that takes place in July, and Internet Access, Call Center and Other costs which, with the growth subscriber base and subscriptions to higher-speed packages, the costs to ensure connection at said speeds has increased. To optimize the use of its bandwidth and consequently its costs, the Company has been improving its network infrastructure, as well as broadening its peering network which, besides reducing link consumption, improves the broadband clients’ internet experience as it permits direct connection to content providers. The Company has also been improving its model in order to reduce Call Center costs as the new regulation and the growth in client and service bases has increased such costs. Thanks to these initiatives, the costs have already slowed down the growth pace.

Selling, General, Administrative and Other Expenses totaled R$ 790.6 million in 9M09, 19.4% higher than the R$ 662.4 million in 9M08, mainly due to the increase in maintenance expenses for number portability systems and higher payroll expenses due to the higher number of employees. As a percentage of net revenue, these expenses declined from 26% in 9M08 to 24% in 9M09.

Bad Debt Expenses (PDD) were R$ 32.0 million in 9M09, 10.4% higher than the R$ 28.9 million in 9M08. As a percentage of net revenue, PDD remained stable at 1% in both periods.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 892.7 million in 9M09, 27% higher than the R$ 703.0 million in 9M08. EBITDA margin was 26.4% .

Depreciation and Amortization expenses in 9M09 totaled R$ 415.2 million, against R$ 445.7 million recorded in 2008, a 6.8% drop, mainly due to the end of amortization of goodwill from future profitability of the subsidiaries in compliance with Law 11,638/07. On the other hand, the depreciation related to residential installations increased from R$79.7 million in 9M08 to R$91.1 million in 9M09.

Net Financial Result in 9M09 was positive at R$ 106.5 million, compared to an expense of R$ 135.6 million in 9M08, due to the following:

Financial Expenses declined from R$ 210.8 million in 9M08 to a positive R$ 40.8 million in 9M09, due to the appreciation of the Brazilian Real against the US Dollar and its positive impact on the dollar-denominated debt from Banco Inbursa, perpetual bonds and the purchase of equipment from foreign s suppliers. Moreover, there was the reversal of the tax contingency provision in the quarter after a favorable legal decision. The provision relates to the filing of a lawsuit over the payment of PIS and COFINS taxes. It is important to mention that the reversal of the provision did not have any cash or tax effect. On the other hand there were losses with hedge operations carried out to protect the disbursement relative to the interest on perpetual bonds and the Inbursa loan, as well as the purchase of imported equipment due to the appreciation of the Brazilian real versus the U.S. dollar.

Financial Income declined by 12.6%, from R$ 75.2 million in 9M08 to R$ 65.7 million in 9M09, due to the reduction in the average CDI rate, the index used to calculate interest on investments, in the period, and the lower availability of funds.

Gross Debt, which includes interest booked and the principal, totaled R4 1,626.2 million in September 2009, a 1.9% drop from June 2009. This decrease is mainly due to the appreciation of the Brazilian real against the U.S. dollar, the index that restates loans in U.S. dollars, the Banco Inbusa loan and the perpetual bonds.

In 9M09, Capex totaled R$ 703.2 million, mainly due to the increased purchases of node-breaking equipment and depreciation of the Brazilian real, which increased the price of imported equipment, 78% of which is variable, allocated mainly to residential installations and node breakings. Maintenance and discretionary project Capex represented 22% of total investments and was mainly spent on improvements to the general infrastructure.

The Company closed 9M09 with Net Income of R$ 457.0 million, versus a loss of R$ 0.7 million in 9M08, driven mainly by the foreign exchange gains on the US dollar debt and reversal of the tax contingency provision.

20.01 OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT

OTHER RELEVANT INFORMATIONS

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 09/30/2009

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	58,374,440	51.0%	0	0	58,374,440	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
DISTEL HOLDING S.A.	9,457,106	8.3%	0	0	9,457,106	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
EMBRATEL PARTICIPAÇÕES S.A.	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
BNDESPAR	0	0.0%	1,185,934	0.5%	1,185,934	0.3%
OTHER SHAREHOLDERS	720,243	0.6%	196,050,519	85.8%	196,770,762	57.4%
TOTAL SHARES	114,459,685	100.0%	228,503,916	100.0%	342,963,601	100.0%
ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	73,892,918	26.2	0	0	73,892,918	8.7
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	24.8	0	0	70,093,585	8.3
EMBRATEL PARTICIPAÇÕES S.A.	138,339,969	49.0	564,652,944	100.0	702,992,913	83.0
TOTAL SHARES	282,326,472	100.0	564,652,944	100.0	846,979,416	100.0
ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 09/30/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	146,911	33.34	292,941	33.34	439,852	33.34
JRM 1953 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33
ZRM 1955 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33

TOTAL	440,731	100.00	878,823	100.00	1,319,554	100.00

     RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100.0	524,993	100.0	1,049,993	100.0
OTHER SHAREHOLDERS			7	0.0	7	0.0
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350,700	100.0	699,295	100.0	1,049,995	100.0
OTHER			5	0.0	5	0.0
SHAREHOLDERS
TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525,000	100.0	524,992	100.0	1,049,992	100.0
OTHER SHAREHOLDERS			8	0.0	8	0.0
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,307	99.2
OTHER SHAREHOLDERS	58,019,237	0.8
TOTAL SHARES	7,267,738,544	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 09/30/2009

SHAREHOLDER	ON	%	PN	%	ON+PN	%
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	289,164,570,209	54.6	478,993,344,501	97.3	768,157,914,710	75.2
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,519,495,274	43.5	3,083,300,245	0.6	233,602,795,519	22.8
TREASURY STOCKS	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,087,344,971	1.9	10,271,300,881	2.1	20,358,645,852	2.0

TOTAL SHARES	529,771,410,454	100.0	492,347,945,627	100.0	1,022,119,356,081	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 09/30/2009

FOREIGN OWNED COMPANY

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 09/30/2009

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3,106,244,424	100.0

TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL
SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	197,929,070
SHARES IN CIRCULATION (ON)	720,221
SHARES IN CIRCULATION (PN)	197,208,849
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2009	57.71%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 09/30/2009

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	113,739,442 31,267,463 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 27,604 0
TAX COUNSEL	ON SHARES PN SHARES DEBENTURES	0 0 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 09/30/2008

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	112,331,488 29,977,065 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,104 0
TAX COUNSEL	ON SHARES PN SHARES DEBENTURES	0 0 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

21.01 REPORT OF THE SPECIAL REVIEW – WITHOUT EXCEPTION

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information in Brazilian currency in accordance with accounting practices adopted in Brazil.

Special review report of independent auditors

To The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.
São Paulo - SP

1. We have performed a special review the accompanying Quarterly Financial Information (parent and consolidated) of Net Serviços de Comunicação S.A. and subsidiaries for the quarter and nine-month period ended September 30, 2009, including the balance sheets and related statements of income, changes in shareholders equity, cash flows, notes and report on Company’s performance, prepared under the management's responsibility.

2. Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3. Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in paragraph 1 for it to comply with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4. As commented in Note 2, due to the changes in accounting practices adopted in Brazil during 2008, the statements of income, changes in shareholders equity and cash flows for the quarter and nine-month period ended September 30, 2008, provided for comparison purposes, were adjusted and are being resubmitted as required by NPC 12 - Accounting Practices, Changes to Accounting Estimates and Correction of Errors, approved by CVM Deliberation No. 506/06.

5. Accounting practices adopted in Brazil and standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Fianancial Information, differ in certain significant aspects from the generally accepted accounting principles in the United States of America. The nature and effects of these differences are described in Note 2 to the Quarterly Financial Information.

São Paulo, October 20, 2009.
ERNST & YOUNG
Auditores Independentes S.S. CRC-2SP015199/O-1

B. Alfredo Baddini Blanc
Partner CRC 1SP126402/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.